UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of September 2014

Commission File Number: 000-54290

Grupo Aval Acciones y Valores S.A.
(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47
Bogotá D.C., Colombia
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO AVAL ACCIONES Y VALORES S.A.
TABLE OF CONTENTS

ITEM
1
Notice regarding filing of Registration Statement on Form F-1 with the Securities and Exchange Commission as part of public offering of preferred shares to be conducted exclusively outside Colombia in the form of American Depositary Receipts (ADRs)

RELEVANT INFORMATION

Grupo Aval Acciones y Valores S.A. announces that, per the relevant information published on August 1, 2014, it has filed today an amended Registration Statement on Form F-1 before the U.S. Securities and Exchange Commission.

The Registration Statement is related to its public offering of preferred shares to be conducted exclusively outside of Colombia in the form of American Depositary Receipts (ADRs) level III, to be listed in the New York Stock Exchange.

The initial issuance amount is One Thousand One Hundred Million Dollars (US$1,100,000,000). Final terms of the offering, including amount and price, will only be defined at the time of pricing of the transaction.

This information is not an offer of securities for sale in the United States. The securities described herein may not be offered or sold in the United States absent registration or an exemption from registration. The issuer has filed a registration statement (including a prospectus) that has not yet been declared effective with the United States Securities and Exchange Commission for the offering to which this communication relates. Any public offering of securities to be made in the United States will be made by means of a prospectus that can be obtained from Grupo Aval or J.P. Morgan Securities LLC, Goldman, Sachs & Co, Citigroup Global Markets Inc., and Morgan Stanley & Co. LLC. The prospectus contains detailed information about Grupo Aval and its management, as well as financial statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 8, 2014

GRUPO AVAL ACCIONES Y VALORES S.A.
By:	/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel